

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 10, 2007

Peter Lee
Secretary and Chief Financial Officer
Golden River Resources Corporation
580 St. Kilda Road, Level 8
Melbourne, Victoria 3004 Australia

> **Re: Golden River Resources Corporation**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **File No. 000-16097**

Dear Mr. Lee:

We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 35

1.   Within the table that sets forth information regarding beneficial ownership of your common shares, you present the shares owned by Joseph and Stera Gutnick and RAP Special Situation Fund Limited as 41,200,224 and 31,670,000 respectively as of June 30, 2006. However, per review of the consolidated Statements of Stockholders' Equity on page F-5, there were only 26,714,000 common shares outstanding as of June 30, 2006. Please revise your table if necessary, or tell us,

and revise your disclosure to explain how these beneficial owners held more shares than were outstanding.

Notes to Consolidated Financial Statements, page F-7

Note 6 Affiliate Transactions, page F-11

2.   You explain that in May 2006 you issued shares of common stock and options to Wilzed Pty Ltd. as repayment of outstanding loans. Please tell us how the per-share price of the common shares and options was determined, and if different, what the per share market trading price of the shares was at the time of the share issuance. If applicable, tell us why you valued the shares and options issued at a price different than the current market trading price.

3.   On a related note, please also tell us why you have not recorded a gain or loss related to the settlement of the loans with Wilzed Pty Ltd.   Please include any applicable accounting literature you relied upon in arriving at your conclusions.

4.   You explain that in March 2004 Kerisridge Pty Ltd. agreed to convert all of the debt owed to them into shares of your common stock and warrants. Please tell us how the number of shares and warrants issued for settlement of the debt was determined.

Note 9 Stockholders Equity, page F-13

5.   It is unclear from your disclosures whether your warrants issued during 2004 to 2006 were issued and exercisable in US$ or A$. For all disclosures regarding the issuance of warrants in Notes 6 and 9, please confirm whether such warrants were issued and exercisable in US$ or A$.

6.   For each warrant indenture, please tell us the functional currency of the legal entity that has issued the warrants.

7.   You explain that in June 2006 you commenced a private placement in which you issued 20,000,000 normal warrants and 10,000,000 special warrants; and the special warrants may be exercised at any time without any consideration. Paragraph 10 of SFAS 128 explains that shares issuable for little or no cash consideration shall be considered outstanding and included within the computation of basic earnings per share. Please tell us if the special warrants were included in the computation of basic earnings per share. If not, please revise your financial statements and related disclosures to comply with the guidance in SFAS 128, or tell us why such revisions are not necessary.

Note 10 Issue of Options Under Stock Option Plan, page F-14

8.   You explain that you utilized the Black Scholes valuation method for determining the fair value of options issued in 2004, and the volatility used in such calculations was 20%. Please tell us how you determined the volatility rate used in this calculation.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

9.   In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

        We also note that you have replaced the word "report" with "annual report" or "quarterly report" in paragraphs 2, 3, and 4 of the certifications in your Form 10-KSB and 10-QSB. Please revise all future certifications to be in the exact form set forth in Item 601 of Regulation S-B.

Form 10-QSB for the Quarter Ended December 31, 2006

Notes to Consolidated Financial Statements, page 8

Note 6 Issue of Options Under Stock Option Plan, page 9

10.   You explain that you calculated the fair value of the 4,650,000 options issued in October 2006 using the binomial option pricing model. Please tell us why you have discontinued the use of the Black Scholes pricing model as used in valuing previous options issued. Please refer to paragraph A23 of SFAS 123(R). If applicable, please also revise to provide the disclosures required by paragraph 22 of SFAS 154 regarding a change in accounting estimate.

11.   You also explain that the fair value share price used in the calculation of fair value for the 4,650,000 options was US$.166. Please tell us how you determined this fair value share price.

12.   You further explain that the total value of the 4,650,000 options issued in October 2006 is A$696,976, and that amortization for the six months ended December 31, 2006 was A$35,814. However, you state that the remaining unamortized deferred

compensation related to these options is A$494,628. Please reconcile these disclosures for us. Revise your disclosures if applicable.

Management's Discussion and Analysis or Plan of Operation, page 11

Results of Operations, page 11

13.   For the three and six month ended December 31, 2006 compared to December 31, 2005, you explain that revenue increased as a result of interest earned on monies owed to the company by Axis, and from monies held in bank accounts. Given the definition of revenues in paragraph 78 of CON 6, and as it does not appear you are in the business of lending money, please tell us why you believe it is appropriate to present the amount of interest earned as revenue, and included in the determination of loss from operations.

Engineering Comments

Form 10 - KSB for the Fiscal Year Ended June 30, 2006

General

14.   To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

15.   If your web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

> "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

Slave Craton Properties, page 5

16.   Disclose the following information for each of your properties:

- The nature of the company's ownership or interest in the property or concessions.

- A description of all interests in the properties, including the terms of all underlying agreements. Explain briefly how Tahera controls the land position, who ultimately owns the mineral rights, and any requirements for access, development, and reclamation on the concessions.

- An indication of whether the mining claims are State or Federal claims.

- Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims, leases, options or concessions, including quantification and timing of all necessary payments.

- Expiration dates for these agreements, claims or leases.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

17.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Accordingly, we believe that you should remove information about any mines, prospects, or companies operating in or near to the property; and instead focus the disclosure solely on your company's property.

Location, page 6

18.   Insert a small-scale map showing the location and access to each property, as required by Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when

the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 1(a) to Item 4.D Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

19.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

Hood River Ground, page 8

20.   In the fourth paragraph of this section you refer to a grade range of anomalous to 24 gpt gold values. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Please revise all your disclosures to comply with this guidance.

21.   We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

Property History, page 13

22.   The forth paragraph on this page describes a resource estimate disclosed by Committee Bay Resources (CBR). The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource estimates from the filing.

23.   You describe ore grade gold values in the seventh paragraph on this page. Please define the ore grade values and provide additional information to support your assertion that this cutoff grade would be economic and include the parameters used to develop this estimate. These parameters must also realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief